Achieve Clinics, Inc.

LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

We wrapped up 2023 with the support of more physician scientists and industry leaders than we could ever have anticipated, not to mention so many large-scale strategic partners. Even better, a real set of cells with our logo on the box made it into the hands of our first customers at Genentech. We can't help but feel a deep sense of gratitude for how much we accomplished.In the coming year, we are most excited about our first patients who will have a chance to become empowered by our novel option. Patients are and always will be the core driving force of the Achieve engine, and we can't wait to serve them as best we can.

Your support has made this possible. As always, thank you for your partnership as we work towards building the future of cell therapies together!

We need your help!

We are starting to expand our core team with additional consultants and advisors. Introductions to leaders in clinical and technical operations (CMO/CTO/COO types) who can partner with us in this early buildout would be welcome! In addition, we are always on the lookout for clinical champions (oncologists) who treat the patients we serve and can be partners in ensuring the right ones are banked.

Sincerely,

Paul Chun

Chief Financial Officer, Co-Founder

Bradley Heller

CEO, Co-Founder

How did we do this year?



REPORT CARD

A-

☺ The Good

We delivered our first shipment of patient cells and became revenue positive!

Advanced or secured numerous partnerships and other collaborations, including operating sites and customers

Added world class thought leaders to our advisory team

☹ The Bad

Still have work to do until our first collections

Commercializing collaborative inventory can be challenging (existing cell vial format suboptimal with data limitations)

Pilot study protocol did not get completed by year end as was previously guided

2023 At a Glance

January 1 to December 31



$3,071
Revenue



-$75,072
Net Loss



$4,509
Short Term Debt



$98.518



$144,515

Raised in 2023

Cash on Hand
As of 04/26/24

INCOME BALANCE NARRATIVE

● Revenues ● Profit

US$0

US$3,071

-US$19,147

-US$75,072

2022

2023

Net Margin: -2,445%   Gross Margin: 48%   Return on Assets: -96%   Earnings per Share: -$0.06   Revenue per Employee: $1,536

Cash to Assets: 96%   Revenue to Receivables: 107   Debt Ratio: 127%

📄 Achieve_Clinics_-_Wefunder_2022_financials.pdf   📄 achieve_clinics_2021_financials_.pdf

📄 Achieve_Clinics_-_2023_Financials__wefunder_.pdf

We ❤ Our 7 Investors

Thank You For Believing In Us

Brazen Capital
Janet Jonas

Annie And Brad

Paul Ichilcik

Samuel Wu

James Michael Millis

Paul Chun

Thank You!

From the Achieve Clinics, Inc. Team



Paul Chun

Chief Financial Officer, Co-Founder

~20 year biotech veteran with background in investment research, capital markets, corporate development, and finance, including public biotech Board of Directors....



Brad Heller

Chief Executive Officer, Founder

UCSF-trained neuro and cell biology specialist with biopharma startup experience across CAR-TCR and drug discovery. Finally got fed up with seeing curative cell therapies...

Details

The Board of Directors

Director	Occupation	Joined
Bradley Heller	CEO @ Achieve Clinics, Inc.	2021

Officers

Officer	Title	Joined
Paul Chun	CFO	2023
Bradley Heller	CEO President	2021

Voting Power

Holder	Securities Held	Voting Power
Paul Chun	410,000 Common	32.9%
Bradley Heller	820,000 Common	65.9%

Past Equity Fundraises

Date	Amount	Security	Exemption
07/2021	$5,000		Section 4(a)(2)
10/2022	$3,600		Section 4(a)(2)
01/2023	$10,000	Safe	Regulation D, Rule 506(b)
09/2023	$25,000		Regulation D, Rule 506(c)
12/2023	$53,518		4(a)(6)
12/2023	$10,000		Regulation D, Rule 506(c)
02/2024	$10,000		Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
09/20/2023	$25,000	6.0%	20.0%	$5,000,000	09/20/2025
12/20/2023	$10,000	6.0%	20.0%	$5,000,000	12/20/2025
02/15/2024	$10,000	6.0%	20.0%	$5,000,000	02/16/2026

Outstanding Debts

None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	3,000,000	1,245,000	Yes

Warrants: 0
Options: 0

Form C Risks:

An investment in the Company involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this Memorandum before deciding whether to purchase the securities being offered by Achieve Clinics, Inc. If any of the following risks actually materialize, as well as other risks not currently known to us or that we currently consider immaterial, our business and prospects could be seriously harmed and you could lose all or part of your investment. The risks and uncertainties described below are not exclusive and investors should also consider other sources of information regarding before making a decision.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company has not obtained an independent opinion regarding the valuation of the Company or the Securities, nor has there been any legal, investment banking, or other diligence in connection with the valuation of the Company or the Securities. Prospective investors must rely on their own business and investment background and their own investigation of the Company and its proposed business in determining whether to invest in the Company and its securities.

This Offering is being made in reliance on an exemption from registration contained in the Securities Act and the rules and regulations thereunder, and on similar exemptions from the qualification provisions of applicable state securities laws. No regulatory authority has reviewed the terms of this Offering, the disclosure of risks and the fairness of the terms of the Offering or the business of the Company. Prospective investors must also recognize that they do not necessarily have any of the protections afforded by applicable federal and state securities laws as may be provided in registered and/or qualified offerings and therefore must judge the fairness of the terms of this Offering and the adequacy and accuracy of this Memorandum without the benefit of prior review by any regulatory agency.

Our planned expense levels are, and will continue to be, based in part on our expectations, which are difficult to forecast accurately based on our stage of development and factors outside of our control. We may be unable to adjust spending in a timely manner to compensate for any unexpected developments. Further, business development expenses may increase significantly as we expand operations. To the extent that any unexpected expenses precede, or are not rapidly followed by, a corresponding increase in revenue, our business, operating results, and financial condition may be materially and adversely affected.

Our ability to generate revenue to support our operations is uncertain.
We are in the early stage of our business and have a limited history of generating revenues. We have a limited operating history upon which you can evaluate our potential for future success, and we are subject to the additional risks affecting early-stage businesses. Rather than relying on historical information, financial or otherwise, to evaluate our Company, you should evaluate our Company in light of your assessment of the growth potential of our business and the expenses, delays, uncertainties, and complications typically encountered by early-stage businesses, many of which will be beyond our control.

We have a history of losses that may continue, which may negatively impact our ability to achieve our business objectives.
We cannot assure you that we can achieve or sustain profitability on a quarterly or annual basis in the future. There can be no assurance that future operations will be profitable. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing. We may in the future find it necessary to raise additional capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may dilute the interests of our stockholders, and debt financing, if available, may involve restrictive covenants and could reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Our success depends on our ability to effectively market our services and products and successfully manage our operations. Our ability to successfully accomplish these objects will depend upon a number of factors, including the following:
- signing with strategic partners; - the continued development of our business; - the hiring, training, and retention of competent personnel; - the ability enhance our operational, financial, and management systems; - the availability of adequate financing; competitive factors; - general economic and business conditions; - the impact of competitors or

competitive products and services, and our ability to compete in the cancer cell therapy trial services and cancer patient biospecimen markets;

The market for our services and biomaterial is highly fragmented and rapidly changing. We can potentially compete against a variety of companies with respect to different aspects of our business. We may also be subject to competition from large, well-established companies which have significantly greater financial, marketing and other resources than we do. We may face competition from companies we do not yet know about. If existing or new companies develop, market or offer competitive solutions, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

We are subject to a variety of laws, regulations and industry standards that involve matters related to our business, including Good Manufacturing Practice standards, patient data related laws from Health Insurance Portability and Accountability Act of 1996 (HIPAA), along with taxation and state, local and municipal laws. Our business, including our ability to operate and expand, could be adversely affected if legislation, regulations or industry standards are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices. Existing and future laws, regulations and industry standards could restrict our operations, and our ability to retain or increase our business and we may not be able to maintain or grow our revenues as anticipated.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the

the investor disagrees, or that negatively affect the value of the investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❷ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $5,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Achieve Clinics, Inc.

Delaware Corporation
Organized May 2021
2 employees
2355 Westwood Blvd, #1238
Los Angeles CA 90064 https://achieveclinics.com

Business Description

Refer to the Achieve Clinics, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Achieve Clinics, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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